HSBC ◥◣

Filed Pursuant to Rule 433
Registration No. 333-202524
October 6, 2016
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015,
and Equity Index Underlying Supplement dated March 5, 2015)

Structured Investments	HSBC USA Inc.
	$
	Leveraged Lookback Contingent Barrier Enhanced Notes (CBEN) Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index the EURO STOXX® Index due October 13, 2021 (the "Notes")

General

- Terms used in this free writing prospectus are described or defined herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**

- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Underlyings described below.

- Although the offering relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any of the Underlyings or any component security included in an Underlying or as to the suitability of an investment in the Notes.

- Senior unsecured debt obligations of HSBC USA Inc. maturing October 13, 2021.

- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**

- **Any payment on the Notes is subject to the Issuer's credit risk.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The S&P 500® Index ("SPX"), the Russell 2000® Index ("RTY") and the EURO STOXX® Index ("SX5E") (each, an "Underlying" and together, the "Underlyings")
Principal Amount:	$1,000 per Note
Trade Date:	October 7, 2016
Pricing Date:	October 7, 2016
Original Issue Date:	October 13, 2016
Final Valuation Date:	October 7, 2021, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be October 13, 2021. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	**If the Final Level of the Least Performing Underlying is greater than its Initial Level,** your payment per $1,000 in Principal Amount will be: $1,000 + [$1,000 x the lesser of (i) (Reference Return of the Least Performing Underlying x Upside Participation Rate) and (ii) Maximum Return] **If the Final Level of the Least Performing Underlying is equal to or less than its Initial Level but greater than or equal to its Barrier Level,** your payment per $1,000 in Principal Amount will be $1,000. **If the Final Level of the Least Performing Underlying is less than its Barrier Level,** your payment per $1,000 in Principal Amount will be: $1,000 + ($1,000 x Reference Return of the Least Performing Underlying) In this case, you will lose 1% of the Principal Amount for each 1% that the Final Level of the Least Performing Underlying declines from its Initial Level. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Least Performing Underlying?" herein.
Maximum Return:	81.25%. **In no event will the return on your Notes exceed the Maximum Return of 81.25%. This means the Payment at Maturity for each $1,000 Principal Amount will not exceed $1,812.50.**
Upside Participation Rate:	500%
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Barrier Level:	With respect to each Underlying, 70% of its Initial Level.
Initial Level:	With respect to each Underlying, the Initial Level will be its lowest Official Closing Level on any scheduled trading day during the Initial Level Observation Period, subject to adjustment as described in "Additional Terms of the Notes—Observation Period" in the accompanying Equity Index Underlying Supplement. The actual Initial Level of each Underlying will not be determined until after the Pricing Date and will be made available to investors in the Notes after the expiration of the Initial Level Observation Period.
Final Level:	With respect to each Underlying, its Official Closing Level on the Final Valuation Date.
Initial Level Observation Period:	The period from and including the Pricing Date to and including April 7, 2017.
Official Closing Level:	With respect to each Underlying, the Official Closing Level on any scheduled trading day as determined by the Calculation Agent based upon the closing level of that Underlying, displayed on the following pages on the Bloomberg Professional® service: for the SPX, page "SPX <INDEX>", for the RTY, page "RTY <INDEX>", and for the SX5E, page "SX5E <INDEX>", or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40433UXR2/US40433UXR21
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-2 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agents. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 of this free writing prospectus.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $930 and $980 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

	Price to Public[1]	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000.00	$20.00	$980.00
Total	$	$	$

[1] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $980 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
October [●], 2016

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Underlyings. The purchaser of a Note will acquire a senior unsecured debt security linked to the Underlyings. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Underlyings or any securities comprising the Underlyings or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this free writing prospectus and "Risk Factors" beginning on page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Equity Index Underlying Supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm
- The prospectus supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
- The prospectus at:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for enhanced returns at maturity by multiplying any positive Reference Return of the Least Performing Underlying by the Upside Participation Rate of 500%, up to the Maximum Return of 81.25%, or a maximum Payment at Maturity of $1,812.50 for every $1,000 Principal Amount. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DETERMINATION OF THE INITIAL LEVEL OF EACH UNDERLYING AFTER THE PRICING DATE** — The Initial Level of each Underlying will be determined based on its lowest Official Closing Level during the Initial Level Observation Period. The Initial Level Observation Period will end on April 7, 2017, which is 6 months after the Pricing Date. As a result, the Initial Level of each Underlying will not be determined, and none of us, the placement agents or any of our respective affiliates can be certain of what the Initial Level of any Underlying will be, until after the Pricing Date and the Original Issue Date of the Notes.

- **REPAYMENT OF PRINCIPAL AMOUNT ONLY IF THE FINAL LEVEL OF THE LEAST PERFORMING UNDERLYING IS NOT BELOW ITS BARRIER LEVEL** — *If the Final Level of the Least Performing Underlying is at or above its Barrier Level,* you will receive the Principal Amount at maturity, even if its Final Level is below its Initial Level. *If the Final Level of the Least Performing Underlying is below its Barrier Level,* you will lose 1% of your Principal Amount for each 1% that the Final Level of the Least Performing Underlying is less than its Initial Level. If the Reference Return of the Least Performing Underlying is -100%, you will lose your entire investment.

Investor Suitability

The Notes may be suitable for you if:

- You believe that the Final Level of the Least Performing Underlying will not be less than its Barrier Level.

- You are willing to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return is less than zero if the Final Level of the Least Performing Underlying is less than its Barrier Level.

- You are willing to invest in the Notes based on the fact that your maximum potential return is the Maximum Return.

- You are willing to forgo dividends or other distributions paid on the securities included in the Underlyings.

- You do not seek current income from this investment.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to hold the Notes to maturity.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Final Level of the Least Performing Underlying will be less than its Barrier Level.

- You are unwilling to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return is less than zero if the Final Level of the Least Performing Underlying is less than its Barrier Level.

- You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Maximum Return.

- You prefer to receive the dividends or other distributions paid on the securities included in the Underlyings.

- You seek an investment with current income.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Notes to maturity.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Underlyings. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Least Performing Underlying, subject to the Maximum Return and will depend on whether, and the extent to which, the Reference Return of the Least Performing Underlying is positive or negative. If the Final Level of the Least Performing Underlying is less than its Barrier Level, you will lose 1% of the Principal Amount for each 1% decline of the Final Level of the Least Performing Underlying as compared to its Initial Level. **IF THE FINAL LEVEL OF THE LEAST PERFORMING UNDERLYING IS LESS THAN ITS BARRIER LEVEL, YOU WILL LOSE UP TO 100% OF YOUR INVESTMENT**.

- **ONCE THE INITIAL LEVELS HAVE BEEN DETERMINED, THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE LEVELS OF THE UNDERLYINGS AT ANY TIME OTHER THAN ON THE FINAL VALUATION DATE** — The Final Level of each Underlying will be its Official Closing Level on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of an Underlying appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than its Initial Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the levels of the Underlyings prior to such decrease. Although the actual levels of the Underlyings on the stated maturity date or at other times during the term of the Notes may be higher than their respective Final Levels, the Payment at Maturity will be based solely on the Official Closing Levels of the Underlyings on the Final Valuation Date.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Level of the Least Performing Underlying is greater than its Initial Level, for each $1,000 Principal Amount you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 81.25% of the Principal Amount, regardless of the appreciation in any Underlying, which may be significantly greater than the Maximum Return. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM RETURN.**

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR RETURN ON THE NOTES WILL BE BASED ON THE FINAL LEVEL OF THE LEAST PERFORMING UNDERLYING** — Your return will be based on the Final Level of the Least Performing Underlying without regard to the performance of the other Underlyings. As a result, you could lose some or all of the Principal Amount if the Final Level of the Least Performing Underlying is less than its Barrier Level, even if there is an increase in the levels of the other Underlyings. This could be the case even if each of the other Underlyings increased, or decreased to a lesser extent than the Least Performing Underlying.

- **SINCE THE NOTES ARE LINKED TO THE LEAST PERFORMING UNDERLYING, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE LEVEL OF EACH UNDERLYING** — Since the Notes are linked to the Least Performing Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of the other Underlyings. Instead, your return would depend on the Least Performing Underlying.

- **RISKS ASSOCIATED WITH NON-U.S. COMPANIES** — The level of the SX5E depends upon the stocks of companies located within the Eurozone, and thus involve risks associated with the home countries of those non-U.S. companies, some of which are and have been experiencing economic stress. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the value of the Notes.

- **THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES** — Although the equity securities that comprise the SX5E are traded in euro, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the SX5E, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

- **SMALL-CAPITALIZATION RISK** —The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies may also be more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing an Underlying would have.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of an Underlying and the value of the Notes.

- **WE ARE NOT AFFILIATED WITH THE PUBLISHERS OF THE UNDERLYINGS** — We are not affiliated with the publishers of the Underlyings, nor have we made any independent investigation regarding the adequacy or completeness of the information about the publishers of the Underlyings contained in this free writing prospectus. You should make your own investigation into the Underlyings and the publishers of the Underlyings. We are not responsible for the publishers' public disclosure of information, whether contained in SEC filings or otherwise. In addition, the publishers of the Underlyings will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the levels of the Underlyings and, therefore, the value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the level of an Underlying and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF AN UNDERLYING SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES —** It is impossible to predict whether the level of any Underlying will rise or fall. The level of each Underlying will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the level of an Underlying in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the

Calculation Agent will postpone the Final Valuation Date until the next scheduled trading day on which there is no market disruption. If the market disruption continues for five scheduled trading days, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner. This postponement may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of each Underlying on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of each Underlying;

    - the time to maturity of the Notes;

    - the dividend rates on the equity securities underlying the Underlyings;

    - interest and yield rates in the market generally;

    - a variety of economic, financial, political, regulatory or judicial events that affect the Underlyings or the stock markets generally; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **UNCERTAIN TAX TREATMENT** — For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Least Performing Underlying?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Maximum Return of 81.25% and the Upside Participation Rate of 500% and assume an Initial Level of 1,000 and a Barrier Level of 700 (70% of its Initial Level) for the Least Performing Underlying. The actual Initial Level and Barrier Level of each Underlying will be determined after the expiration of the Initial Level Observation Period. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level of the Least Performing Underlying	Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Total Return*
2,000.00	100.00%	$1,812.50	81.25%
1,800.00	80.00%	$1,812.50	81.25%
1,600.00	60.00%	$1,812.50	81.25%
1,400.00	40.00%	$1,812.50	81.25%
1,200.00	20.00%	$1,812.50	81.25%
1,162.50	**16.25%**	**$1,812.50**	**81.25%**
1,150.00	15.00%	$1,750.00	75.00%
1,100.00	10.00%	$1,500.00	50.00%
1,050.00	5.00%	$1,250.00	25.00%
1,000.00	**0.00%**	**$1,000.00**	**0.00%**
900.00	-10.00%	$1,000.00	**0.00%**
800.00	-20.00%	$1,000.00	**0.00%**
700.00	**-30.00%**	**$1,000.00**	**0.00%**
650.00	-35.00%	$650.00	-35.00%
600.00	-40.00%	$600.00	-40.00%
400.00	-60.00%	$400.00	-60.00%
200.00	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

The table above assumes an Initial Level of 1,000 for the Least Performing Underlying; the actual Initial Level of each Underlying will be determined after the expiration of the Initial Level Observation Period.

* If the Final Level of the Least Performing Underlying is less than its Barrier Level, you will lose 1% of your principal for each 1% that the Final Level of the Least Performing Underlying is less than its Initial Level.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Least Performing Underlying increases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 1,400.00. Because the Final Level of the Least Performing Underlying is greater than its Initial Level and its Reference Return, after being multiplied by the Upside Participation Rate, is greater than the Maximum Return, the investor receives a Payment at Maturity of $1,812.50 per $1,000 Principal Amount, calculated as follows.

$$\$1,000 + (\$1,000 \times 81.25\%) = \$1,812.50$$

Example 2: The level of the Least Performing Underlying increases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 1,050.00. Because the Final Level of the Least Performing Underlying is greater than its Initial Level and its Reference Return, after being multiplied by the Upside Participation Rate, is less than the Maximum Return, the investor receives a Payment at Maturity of $1,250.00 per $1,000 Principal Amount, calculated as follows.

$$\$1,000 + [\$1,000 \times (5\% \times 500\%)] = \$1,250.00$$

Example 3: The level of the Least Performing Underlying decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 800.00. Because the Final Level of the Least Performing Underlying is less than its Initial Level but greater than its Barrier Level, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount.

Example 4: The level of the Least Performing Underlying decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 600.00. Because the Final Level of the Least Performing Underlying is less than its Barrier Level, the investor is exposed to the negative performance of the Least Performing Underlying. The investor will receive a Payment at Maturity of $600.00 per $1,000.00 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -40\%) = \$600.00$$

Information Relating to the Underlyings

General

This free writing prospectus is not an offer to sell and it is not an offer to buy any of the securities comprising an Underlying. All disclosures contained in this free writing prospectus regarding the Underlyings, including their make-up, performance, methods of calculation and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about any Underlying that is contained in this free writing prospectus. You should make your own investigation into the Underlyings.

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The top 5 industry groups by market capitalization as of September 30, 2016 were: Information Technology, Health Care, Financials, Consumer Discretionary and Consumer Staples.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

The Russell 2000® Index

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market. The top 5 industry groups by market capitalization as of August 31, 2016 were: Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

The EURO STOXX 50® Index

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-11 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the Underlyings

The following graphs set forth the historical performance of the Underlyings based on their daily historical closing levels from January 1, 2008 through October 5, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of any Underlying should not be taken as an indication of its future performance, and no assurance can be given as to the Official Closing Level of any Underlying on the Final Valuation Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.

Historical Performance of the SPX



Historical Performance of the RTY



Historical Performance of the SX5E



Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms—Payment at Maturity" in this free writing prospectus. In such a case, the third scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return for each Underlying. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to another Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $20 per $1,000 Principal Amount. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $980 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

Tax Considerations

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you, if any, if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.